ORGANIGRAM HOLDINGS INC.
35 English Drive
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (844) 644-4726 Fax: (506) 384-4266

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held at the offices of McMillan LLP, Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3, on Friday, December 7, 2018 at 10:00 a.m. (Toronto Time) for the following purposes:

1.	to table the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2018, the report of the auditor thereon and the related management’s discussion and analysis;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

4.	to re-approve by ordinary resolution, the continuation of the Company’s “rolling” share option plan as more particularly described in the accompanying Information Circular;

5.	to re-approve by ordinary resolution, the continuation of the Company’s equity incentive plan as more particularly described in the accompanying Information Circular; and

6.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

An Information Circular accompanies this Notice, which contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended August 31, 2018, the report of the auditor thereon, and the related management discussion and analysis will be made available at the Meeting and will be made available at www.sedar.com.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company not later than fourty-eight (48) hours prior to the commencement of the Meeting, excluding Saturdays, Sundays and holidays.

All non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are not a registered Shareholder.

Dated at Moncton, New Brunswick, November 7, 2018.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer